

September 2, 2011

<u>Via E-mail</u>
Mr. Thomas L. Wegman
President and Principal Financial Officer
Biospecifics Technologies Corporation
35 Wilbur Street
Lynbrook, NY 11563

> **Re: Biospecifics Technologies Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-34236**

Dear Mr. Wegman:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis or Plan of Operations, page 30</u>

1. Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects:
   - The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.
   - The nature of efforts and steps necessary to complete the project.
   - The risks and uncertainties associated with completing development.
   - The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Critical Accounting Policies, Estimates and Assumptions

Royalty/Mark-up on Cost of Goods Sold/ Earn-Out Revenue, page 33

2. Please provide us the following for the year ended December 31, 2010 and the six months ended June 30, 2011:
   - Information provided by DFB and Auxilium organized by line item similar to that required by Article 5-03(b) of Regulation S-X and reconciled to the amounts reported by you as royalties and licensing revenue.
   - How you determined that the information provided by DBF and Auxilium was reliable and accurate.

Reimbursable Third Party Development Costs, page 33

3. Please provide us proposed disclosure to be included in future periodic reports of the nature and amount of adjustments of reimbursable third party development costs arising from changes in estimates recorded in the year ended December 31, 2010 and the six months ended June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant